                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                     FORM 4
                  Statement of Changes in Beneficial Ownership

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

                        Commission File Number 000-20841

                           UGLY DUCKLING CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                     86-0721358
    (State or other jurisdiction of                   (I.R.S. employer
    incorporation or organization)                   identification no.)

                                             2525 E. Camelback Road, Suite 1150
                                             Phoenix, Arizona 85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.  Name and Address of Reporting Person*:
                                  SULLIVAN, GREGORY B.
                                  2525 E. Camelback Blvd., Suite 1150
                                  Phoenix, Arizona 85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"*

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Statement for Month/Year:                            8/98

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer: OFFICER: PRESIDENT

7.  Individual or Joint/Group Filing: FORM FILED BY ONE REPORTING PERSON

                 Table 1 - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned

                                                                       Amount of      Ownership
                                                     Securities        Securities        Form:        Nature of
                                                     Acquired(A)      Beneficially     Direct(D)      Indirect
Title of              Transaction    Transaction         or            Owned at           or         Beneficial
Security                  Date           Code       Disposed of(D)    End of Month    Indirect(I)    Ownership
------------------    -----------------------------------------------------------------------------------------
                                      Code  V       Amount  A/D       Price
Common Stock          8-31-98         P             10,000  A          $4 13/16        See Below      D
Common Stock          Various                                                          40,000         D

*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                           Number of
                                                  Number of                                                Derivative    Ownership
            Conversion                            Derivative                                               Securities     Form of
                or                                Securities      Date                                      Benefi-      Derivative
             Exercise                             Acquired     Exercisable     Title and                    cially        Security:
Title of     Price of                              (A) or          and         Amount of       Price of       Owned        Direct
Derivative  Derivative  Transaction  Transaction  Disposed     Expiration      Underlying      Derivative   at End of      (D) or
Security     Security      Date         Code       of (D)         Date         Securities      Securities     Month      Indirect(I)
---------- ----------- ------------ ------------ ----------- -------------- ----------------- ----------- ----------- --------------
                                                              Data   Expira-        Amount or
                                                             Exerci-  tion          Number of
                                       Code V     (A)   (D)   sable   Date   Title  Shares
                                    ------------ ----------- -------------- ----------------- ----------- ----------- --------------
OPTIONS*    *           No Change                                            Common  241,000*      *         241,000*     D
                                                                             Stock*

Nature of
Title of     Indirect
Derivative  Beneficial
security    Ownership
---------- -----------
            Amount or
            Number of
             Shares
           -----------


Explanation of Responses:

*Options vest over a five year period with 20% vesting each year, beginning one year after the date of grant. The options were issued under the UGLY Long-Term Incentive Plan ("Incentive Plan") on 11/1/95 (116,000 options), 6/1/96 (25,000 options) and 12/2/96 (100,000 options) at exercise prices per share of $2.59, $6.75 and $17.688, respectively. There was no change in the end of month balance. This balance does not include 2 options to purchase 500,000 shares of UGLY Common Stock granted as of 1/15/98 at an exercise price of $8.25 per share. These options were granted under the Incentive Plan (250,000 shares) and the UGLY 1998 Executive Incentive Plan (250,000 shares) and the securities are exempt under Rule 16a-3 and will be reported at year end on a Form 5.

1) Power-of-attorney is included and made a part of this filing.

GREGORY B. SULLIVAN

/s/ Judith A. Boyle
--------------------------
As Attorney-In-Fact 1)

9/8/98
--------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 19 U.S.C. 788(a).


                               POWER OF ATTORNEY
                                 (G. SULLIVAN)

     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to the NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.


                                             /s/ Gregory B. Sullivan
                                             ------------------------------
                                             Gregory B. Sullivan

Dated:  4-27-98  , 1998
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